FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009

Commission File Number: 001-32689

SUNTECH POWER HOLDINGS CO., LTD.
(Translation of registrant’s name into English)
R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-      N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K
This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (Registration No. 333-159378) dated May 21, 2009.
The Registrant is filing material documents not previously filed.

The following document is filed as part of this Form 6-K

Page

Exhibit 1.1 — Form of Underwriting Agreement among UBS Securities LLC, Goldman Sachs (Asia) L.L.C., Deutsche Bank Securities Inc. and the Registrant	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.
By:	/s/ Zhengrong Shi
Name:	Zhengrong Shi
Title:	Chairman and Chief Executive Officer

Date: May 22, 2009

Exhibit 1.1
EXECUTION VERSION
SUNTECH POWER HOLDINGS CO., LTD.
20,000,000 American Depositary Shares
Each Representing 1 Ordinary Share, Par Value $0.01 Per Share
UNDERWRITING AGREEMENT
May 21, 2009
UBS Securities LLC
Goldman Sachs (Asia) L.L.C.
Deutsche Bank Securities Inc.
as Joint Bookrunners and Managing Underwriters
c/o UBS Securities LLC
299 Park Avenue
New York, New York 10171-0026
Ladies and Gentlemen:
          Suntech Power Holdings Co., Ltd., an exempted company with limited liability under the laws of the Cayman Islands (the “Company”), proposes to issue and sell to the underwriters named in Schedule A annexed hereto (the “Underwriters”) an aggregate of 20,000,000 American Depositary Shares (the “Firm ADSs”), each representing one of the Company’s ordinary shares, par value $0.01 per share (the “Ordinary Shares”). In addition, solely for the purpose of covering over-allotments, the Company proposes to grant to the Underwriters the option to purchase from the Company up to an additional 3,000,000 American Depositary Shares (the “Additional ADSs”). The Firm ADSs and the Additional ADSs are hereinafter collectively sometimes referred to as the “Offered ADSs.” The Offered ADSs are described in the Prospectus which is referred to below. Where the context requires, each reference to the Firm ADSs, the Additional ADSs or the Offered ADSs herein also includes the Ordinary Shares underlying such ADSs (as defined below). As used herein, “ADSs” means American Depositary Shares representing such Ordinary Shares. The Offered ADSs will be evidenced by American Depositary Receipts (“ADRs”) to be issued pursuant to the deposit agreement (the “Deposit Agreement”) dated December 13, 2005, among the Company, The Bank of New York Mellon (formerly known as The Bank of New York), as depositary (the “Depositary”), and the owners and beneficial owners from time to time of the Offered ADSs issued thereunder.
          The Company has prepared and filed, in accordance with the provisions of the Securities Act of 1933, as amended, and the rules and regulations thereunder (collectively, the “Act”), with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-3ASR (File No. 333-159378) under the Act (the “registration statement”), including a prospectus, which registration statement incorporates by reference documents which the Company has filed, or will file, in accordance with the provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (collectively, the “Exchange Act”). Such registration statement has become effective under the Act.

          Except where the context otherwise requires, “Registration Statement,” as used herein, means the registration statement, as amended at the time of such registration statement’s effectiveness for purposes of Section 11 of the Act, as such section applies to the respective Underwriters (the “Effective Time”), including (i) all documents filed as a part thereof or incorporated or deemed to be incorporated by reference therein, (ii) any information contained or incorporated by reference in a prospectus filed with the Commission pursuant to Rule 424(b) under the Act, to the extent such information is deemed, pursuant to Rule 430B or Rule 430C under the Act, to be part of the registration statement at the Effective Time, and (iii) any registration statement filed to register the offer and sale of the Offered ADSs pursuant to Rule 462(b) under the Act.
          The Company has furnished to you, for use by the Underwriters and by dealers in connection with the offering of the Offered ADSs, copies of one or more preliminary prospectus supplements, and the documents incorporated by reference therein, relating to the Offered ADSs. Except where the context otherwise requires, “Pre-Pricing Prospectus,” as used herein, means each such preliminary prospectus supplement, in the form so furnished, including any basic prospectus (whether or not in preliminary form) furnished to you by the Company and attached to or used with such preliminary prospectus supplement. Except where the context otherwise requires, “Basic Prospectus,” as used herein, means any such basic prospectus and any basic prospectus furnished to you by the Company and attached to or used with the Prospectus Supplement (as defined below).
          Except where the context otherwise requires, “Prospectus Supplement,” as used herein, means the final prospectus supplement, relating to the Offered ADSs, filed by the Company with the Commission pursuant to Rule 424(b) under the Act on or before the second business day after the date hereof (or such earlier time as may be required under the Act), in the form furnished by the Company to you for use by the Underwriters and by dealers in connection with the offering of the Offered ADSs.
          Except where the context otherwise requires, “Prospectus,” as used herein, means the Prospectus Supplement together with the Basic Prospectus attached to or used with the Prospectus Supplement.
          “Permitted Free Writing Prospectuses,” as used herein, means the documents listed on Schedule B attached hereto and each “road show” (as defined in Rule 433 under the Act), if any, related to the offering of the Offered ADSs contemplated hereby that is a “written communication” (as defined in Rule 405 under the Act). The Underwriters have not offered or sold and will not offer or sell, without the Company’s consent, any Offered ADSs by means of any “free writing prospectus” (as defined in Rule 405 under the Act) that is required to be filed by the Underwriters with the Commission pursuant to Rule 433 under the Act, other than a Permitted Free Writing Prospectus.
          “Covered Free Writing Prospectuses,” as used herein, means (i) each “issuer free writing prospectus” (as defined in Rule 433(h)(1) under the Act), if any, relating to the Offered ADSs, which is not a Permitted Free Writing Prospectus and (ii) each Permitted Free Writing Prospectus.
          “Disclosure Package,” as used herein, means any Pre-Pricing Prospectus or Basic Prospectus, in either case together with any combination of one or more of the Permitted Free Writing Prospectuses, if any.

          Any reference herein to the registration statement, the Registration Statement, any Basic Prospectus, any Pre-Pricing Prospectus, the Prospectus Supplement, the Prospectus or any Permitted Free Writing Prospectus shall be deemed to refer to and include the documents, if any, incorporated by reference, or deemed to be incorporated by reference, therein (the “Incorporated Documents”), including, unless the context otherwise requires, the documents, if any, filed as exhibits to such Incorporated Documents. Any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, any Basic Prospectus, any Pre-Pricing Prospectus, the Prospectus Supplement, the Prospectus or any Permitted Free Writing Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act on or after the initial effective date of the Registration Statement, or the date of such Basic Prospectus, such Pre-Pricing Prospectus, the Prospectus Supplement, the Prospectus or such Permitted Free Writing Prospectus, as the case may be, and deemed to be incorporated therein by reference.
          As used in this Agreement, “business day” shall mean a day on which the New York Stock Exchange (the “NYSE”) is open for trading. The terms “herein,” “hereof,” “hereto,” “hereinafter” and similar terms, as used in this Agreement, shall in each case refer to this Agreement as a whole and not to any particular section, paragraph, sentence or other subdivision of this Agreement. The term “or,” as used herein, is not exclusive.
          The Company and the Underwriters agree as follows:
     1. Sale and Purchase. Upon the basis of the representations and warranties and subject to the terms and conditions herein set forth, the Company agrees to issue and sell to the respective Underwriters and each of the Underwriters, severally and not jointly, agrees to purchase from the Company the number of Firm ADSs set forth opposite the name of such Underwriter in Schedule A annexed hereto, subject to adjustment in accordance with Section 7 hereof, in each case at a purchase price of $12.125 per Firm ADS. The Company is advised by you that the Underwriters intend (i) to make a public offering of their respective portions of the Firm ADSs as soon after the effectiveness of this Agreement as in your judgment is advisable, and (ii) initially to offer the Firm ADSs upon the terms set forth in the Prospectus. You may from time to time increase or decrease the public offering price after the initial public offering to such extent as you may determine.
          In addition, the Company hereby grants to the several Underwriters the option (the “Over-Allotment Option”) to purchase, and upon the basis of the representations and warranties and subject to the terms and conditions herein set forth, the Underwriters shall have the right to purchase, severally and not jointly, from the Company ratably in accordance with the number of Firm ADSs to be purchased by each of them, all or a portion of the Additional ADSs as may be necessary to cover over-allotments made in connection with the offering of the Firm ADSs, at the same purchase price per ADS to be paid by the Underwriters to the Company for the Firm ADSs. The Over-Allotment Option may be exercised by UBS Securities LLC (“UBS”) on behalf of the several Underwriters at any time and from time to time on or before the thirtieth day following the date of the Prospectus Supplement, by written notice to the Company. Such notice shall set forth the aggregate number of Additional ADSs as to which the Over-Allotment Option is being exercised and the date and time when the Additional ADSs are to be delivered (any such date and time being herein referred to as an “additional time of purchase”); provided, however, that no additional time of purchase shall be earlier than the “time of purchase” (as defined below) nor earlier than the second business day after the date on which the Over-Allotment Option shall have been exercised nor later than the tenth business day after the date on which the Over-

Allotment Option shall have been exercised. The number of Additional ADSs to be sold to each Underwriter shall be the number which bears the same proportion to the aggregate number of Additional ADSs being purchased as the number of Firm ADSs set forth opposite the name of such Underwriter on Schedule A annexed hereto bears to the total number of Firm ADSs (subject, in each case, to such adjustment as UBS may determine to eliminate fractional ADSs), subject to adjustment in accordance with Section 7 hereof.
     2. Payment and Delivery. Payment of the purchase price for the Firm ADSs shall be made to the Company by Federal Funds wire transfer against delivery of the certificates for the Firm ADSs to you through the facilities of The Depository Trust Company (“DTC”) for the respective accounts of the Underwriters. Such payment and delivery shall be made at 10:00 A.M., New York City time, on May 28, 2009 (unless another time shall be agreed to by you and the Company or unless postponed in accordance with the provisions of Section 7 hereof). The time at which such payment and delivery are to be made is hereinafter sometimes called the “time of purchase.” Electronic transfer of the Firm ADSs shall be made to you at the time of purchase in such names and in such denominations as you shall specify.
          Payment of the purchase price for the Additional ADSs shall be made at the additional time of purchase in the same manner and at the same office and time of day as the payment for the Firm ADSs. Electronic transfer of the Additional ADSs shall be made to you at the additional time of purchase in such names and in such denominations as you shall specify.
          Deliveries of the documents described in Section 5 hereof with respect to the purchase of the Offered ADSs shall be made at the offices of Shearman & Sterling LLP at 12th Floor Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, at 9:00 A.M., New York City time, on the date of the closing of the purchase of the Firm ADSs or the Additional ADSs, as the case may be.
     3. Representations and Warranties of the Company. The Company represents and warrants to and agrees with each of the Underwriters that:
     (a) the Registration Statement has heretofore become effective under the Act or, with respect to any registration statement to be filed to register the offer and sale of the Offered ADSs pursuant to Rule 462(b) under the Act, will be filed with the Commission and become effective under the Act no later than 10:00 P.M., New York City time, on the date of determination of the public offering price for the Offered ADSs; no stop order of the Commission preventing or suspending the use of any Basic Prospectus, any Pre-Pricing Prospectus, the Prospectus Supplement, the Prospectus or any Permitted Free Writing Prospectus, or the effectiveness of the Registration Statement, has been issued, and no proceedings for such purpose have been instituted or, to the Company’s knowledge, are contemplated by the Commission;
     (b) the Registration Statement complied when it became effective, complies as of the date hereof and, as amended or supplemented, at the time of purchase, each additional time of purchase, if any, and at all times during which a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any sale of Offered ADSs, will comply, in all material respects, with the requirements of the Act; the conditions to the use of Form F-3ASR in connection with the offering and sale of the Offered ADSs as contemplated hereby have been satisfied; the Registration

Statement constitutes an “automatic shelf registration statement” (as defined in Rule 405 under the Act); the Company has not received, from the Commission, a notice, pursuant to Rule 401(g)(2), of objection to the use of the automatic shelf registration statement form; as of the determination date applicable to the Registration Statement (and any amendment thereof) and the offering contemplated hereby, and as of each time, if any, an “offer by or on behalf of” (within the meaning of Rule 163 under the Act) the Company was made prior to the initial filing of the Registration Statement, the Company is and was a “well-known seasoned issuer” as defined in Rule 405 under the Act; the Registration Statement meets, and the offering and sale of the Offered ADSs as contemplated hereby complies with, the requirements of Rule 415 under the Act (including, without limitation, Rule 415(a)(5) under the Act); the Registration Statement did not, as of the Effective Time, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; each Pre-Pricing Prospectus complied, at the time it was filed with the Commission, and complies as of the date hereof, in all material respects with the requirements of the Act; at no time during the period that begins on the earlier of the date of such Pre-Pricing Prospectus and the date such Pre-Pricing Prospectus was filed with the Commission and ends at the time of purchase did or will any Pre-Pricing Prospectus, as then amended or supplemented, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and at no time during such period did or will any Pre-Pricing Prospectus, as then amended or supplemented, together with any combination of one or more of the then issued Permitted Free Writing Prospectuses, if any, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; each Basic Prospectus complied or will comply, as of its date and the date it was or will be filed with the Commission, complies as of the date hereof (if filed with the Commission on or prior to the date hereof) and, at the time of purchase, each additional time of purchase, if any, and at all times during which a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any sale of Offered ADSs, will comply, in all material respects, with the requirements of the Act; at no time during the period that begins on the earlier of the date of such Basic Prospectus and the date such Basic Prospectus was filed with the Commission and ends at the time of purchase did or will such Basic Prospectus, as then amended or supplemented, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and at no time during such period did or will any Basic Prospectus, as then amended or supplemented, together with any combination of one or more of the then issued Permitted Free Writing Prospectuses, if any, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; each of the Prospectus Supplement and the Prospectus will comply, as of the date that it is filed with the Commission, the date of the Prospectus Supplement, the time of purchase, each additional time of purchase, if any, and at all times during which a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any sale of Offered ADSs, in all material respects, with the requirements of the Act (in the case of the

Prospectus, including, without limitation, Section 10(a) of the Act); at no time during the period that begins on the earlier of the date of the Prospectus Supplement and the date the Prospectus Supplement is filed with the Commission and ends at the later of the time of purchase, the latest additional time of purchase, if any, and the end of the period during which a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any sale of Offered ADSs did or will any Prospectus Supplement or the Prospectus, as then amended or supplemented, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; at no time during the period that begins on the date of such Permitted Free Writing Prospectus and ends at the time of purchase did or will any Permitted Free Writing Prospectus include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty in this Section 3(b) with respect to any statement contained in the Registration Statement, any Pre-Pricing Prospectus, the Prospectus or any Permitted Free Writing Prospectus in reliance upon and in conformity with information concerning an Underwriter and furnished in writing by or on behalf of such Underwriter through you to the Company expressly for use in the Registration Statement, such Pre-Pricing Prospectus, the Prospectus or such Permitted Free Writing Prospectus; each Incorporated Document, at the time such document was filed, or will be filed, with the Commission or at the time such document became or becomes effective, as applicable, complied or will comply, in all material respects, with the requirements of the Exchange Act and did not or will not, as applicable, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;
     (c) prior to the execution of this Agreement, the Company has not, directly or indirectly, offered or sold any Offered ADSs by means of any “prospectus” (within the meaning of the Act) or used any “prospectus” (within the meaning of the Act) in connection with the offer or sale of the Offered ADSs, in each case other than the Pre-Pricing Prospectuses and the Permitted Free Writing Prospectuses, if any; the Company has not, directly or indirectly, prepared, used or referred to any Permitted Free Writing Prospectus except in compliance with Rule 163 or with Rules 164 and 433 under the Act; assuming that such Permitted Free Writing Prospectus is so sent or given after the Registration Statement was filed with the Commission (and after such Permitted Free Writing Prospectus was, if required pursuant to Rule 433(d) under the Act, filed with the Commission), the sending or giving, by any Underwriter, of any Permitted Free Writing Prospectus will satisfy the provisions of Rule 164 and Rule 433 (without reliance on subsections (b), (c) and (d) of Rule 164); the conditions set forth in one or more of subclauses (i) through (iv), inclusive, of Rule 433(b)(1) under the Act are satisfied, and the registration statement relating to the offering of the Offered ADSs contemplated hereby, as initially filed with the Commission, includes a prospectus that, other than by reason of Rule 433 or Rule 431 under the Act, satisfies the requirements of Section 10 of the Act; neither the Company nor the Underwriters are disqualified, by reason of subsection (f) or (g) of Rule 164 under the Act, from using, in connection with the offer and sale of the Offered ADSs, “free writing prospectuses” (as defined in Rule 405 under the Act) pursuant to Rules 164 and 433 under the Act; the Company is not an “ineligible issuer” (as defined in Rule 405 under the Act) as of the eligibility determination date for purposes of Rules 164 and 433 under the Act with respect to the offering of the Offered ADSs contemplated by the Registration Statement, without taking into account any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary under the circumstances that the Company be considered an “ineligible issuer”; the parties hereto agree and understand that the content of any and all “road shows” (as defined in Rule 433 under the Act) related to the offering of the Offered ADSs contemplated hereby is solely the property of the Company;
     (d) In accordance with the Financial Industry Regulatory Authority (“FINRA”) Rule 5110(b)(7)(C)(i), the Offered Shares have been registered with the Commission on Form F-3 under the Act pursuant to the standards for such Form F-3 in effect prior to October 21, 1992;
     (e) as of the dates set forth therein, the Company had an authorized and outstanding capitalization as set forth in the sections of the Registration Statement, the Pre-Pricing Prospectuses and the Prospectus entitled “Capitalization” (and any similar sections or information, if any, contained in any Permitted Free Writing Prospectus), and, as of the time of purchase and any additional time of purchase, as the case may be, the Company shall have an authorized and outstanding capitalization as set forth in the sections of the Registration Statement, the Pre-Pricing Prospectuses and the Prospectus entitled “Capitalization” (and any similar sections or information, if any, contained in any Permitted Free Writing Prospectus) (subject, in each case, to the issuance of Ordinary Shares or ADSs upon exercise of share options and warrants disclosed as outstanding in the Registration Statement (excluding the exhibits thereto), each Pre-Pricing Prospectus and the Prospectus and the grant of options under existing share option or equity incentive plans (the “Share Plans” and each, a “Share Plan”) described in the Registration Statement (excluding the exhibits thereto), each Pre-Pricing Prospectus and the Prospectus); all of the issued and outstanding share capital, including the Ordinary Shares represented by ADSs, of the Company have been duly authorized and validly issued and are fully paid and non-assessable, have been issued in compliance with all applicable securities laws and were not issued in violation of any preemptive right, resale right, right of first refusal or similar right; the Offered ADSs are duly listed, and admitted and authorized for trading, subject to official notice of issuance, on the NYSE;
     (f) the Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Cayman Islands, with full corporate power and authority (corporate or other) to own, lease and operate its properties and conduct its business as described in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing Prospectuses, if any, to execute and deliver this Agreement and to issue, sell and deliver the Offered ADSs as contemplated herein;
     (g) the Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the ownership or leasing of its properties or the conduct of its business requires such qualification, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a material adverse effect on the business, properties, financial condition, results of operations or prospects of the Company and the Significant Subsidiaries (as defined below) taken as a whole (a “Material Adverse Effect”);
     (h) the Company has no subsidiaries (as defined under the Act) other than those subsidiaries listed on Schedule C-1 annexed hereto (collectively, the “Subsidiaries”); and all of the Company’s significant subsidiaries as defined under Rule 1-02(w) of Regulation S-X are listed on Schedule C-2 annexed hereto (collectively, the “Significant Subsidiaries”). All of the issued and outstanding equity interests of each of the Significant Subsidiaries owned by the Company, directly or indirectly, are owned free from security interest, other encumbrance or adverse claims; other than the equity interests of the Subsidiaries as disclosed in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing Prospectuses, if any, the Company does not own, directly or indirectly, any shares of stock or any other equity interests or long-term debt securities of any corporation, firm, partnership, joint venture, association or other entity; complete and correct copies of the memorandum and the articles of association or other constitutive or organizational documents of the Company and each Significant Subsidiary and all amendments thereto have been delivered to you, and no changes therein will be made on or after the date hereof through and including the time of purchase or, if later, any additional time of purchase; each Subsidiary has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing Prospectuses, if any; each Significant Subsidiary is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the ownership or leasing of its properties or the conduct of its business requires such qualification, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect; all of the outstanding shares of capital stock of each of the Significant Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable, have been issued in compliance with all applicable securities laws, were not issued in violation of any preemptive right, resale right, right of first refusal or similar right, other than as disclosed in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing Prospectuses, if any, no options, warrants or other rights to purchase, agreements or other obligations to issue or other rights to convert any obligation into shares of capital stock or ownership interests in the Significant Subsidiaries are outstanding;
     (i) the Deposit Agreement is in full force and effect as of the date hereof and no amendment to the Deposit Agreement is required as a result of the offering and issuance of the Offered ADSs pursuant to this Agreement; each holder of ADSs shall be entitled, subject to the Deposit Agreement, to seek enforcement of its rights through the Depositary or its nominee in a direct suit, action or proceeding against the Company, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); the Offered ADSs will be in the form contemplated by the Deposit Agreement, and each holder thereof will acquire valid and unencumbered title to the Offered ADSs and entitled to the rights and benefits specified in the Offered ADSs and the Deposit Agreement;
     (j) the Ordinary Shares underlying the Offered ADSs to be sold through the Underwriters have been duly and validly authorized and, when issued and delivered against payment therefor as provided herein, will be validly issued, fully paid and non-assessable and free of statutory and contractual preemptive rights, resale rights, rights of first refusal and similar rights; such Offered ADSs, when issued by the Depositary against deposit of the underlying Ordinary Shares in accordance with the Deposit Agreement, will be duly and validly issued, fully paid and non-assessable and free of statutory and contractual preemptive rights, resale rights, rights of first refusal and similar rights; persons in whose names such Offered ADSs will be registered will acquire valid and unencumbered title to the Offered ADSs and will be entitled to the rights specified in the Offered ADSs and in the Deposit Agreement;
     (k) the share capital of the Company, including the Ordinary Shares underlying the Offered ADSs, conforms, and the Offered ADSs, when issued pursuant to this Agreement and the Deposit Agreement, will conform, in all material respects to each description thereof, if any, contained or incorporated by reference in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing Prospectuses, if any;
     (l) the Company has full corporate power and authority to enter into this Agreement. This Agreement has been duly authorized, executed and delivered by the Company. This Agreement constitutes a valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as the enforceability hereof and thereof may be limited by applicable bankruptcy, insolvency, reorganization and similar laws affecting creditors’ rights generally and moratorium laws in effect from time to time and by equitable principles restricting the availability of equitable remedies.
     (m) other than as disclosed in the Company’s Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing Prospectuses, if any, neither the Company nor any of the Significant Subsidiaries is in breach or violation of or in default under (nor has any event occurred which, with notice, lapse of time or both, would result in any breach or violation of, constitute a default under or give the holder of any indebtedness (or a person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under) (A) its memorandum and articles of association or other constitutive or organizational documents, or (B) any indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument to which it is a party or by which it or any of its properties may be bound or affected, or (C) any federal, state, local or foreign law, regulation or rule of any court or governmental agency or body having jurisdiction over the Company or any of the Significant Subsidiaries, or (D) any rule or regulation of the NYSE applicable to the Company or (E) any decree, judgment or order applicable to it or any of its properties; except for in the case of (B) or (C), such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect;

     (n) the execution, delivery and performance of this Agreement, the issuance and sale of the Offered ADSs and the consummation of the transactions contemplated hereby will not conflict with, result in any breach or violation of or constitute a default under (nor constitute any event which, with notice, lapse of time or both, would result in any breach or violation of, constitute a default under or give the holder of any indebtedness (or a person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under) or result in the creation or imposition of a lien, charge or encumbrance on any property or assets of the Company or any Significant Subsidiary pursuant to (A) the memorandum and articles of association or other constitutive or organizational documents of the Company or any of the Significant Subsidiaries, or (B) any indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument to which the Company or any of the Significant Subsidiaries is a party or by which any of them or any of their respective properties may be bound or affected, or (C) any federal, state, local or foreign law, regulation or rule of any court or governmental agency or body having jurisdiction over the Company or any of the Significant Subsidiaries, or (D) any rule or regulation of the NYSE applicable to the Company, or (E) any decree, judgment or order applicable to the Company or any of the Significant Subsidiaries or any of their respective properties, other than, in the case of clause (B), such breaches, violations or defaults as would not, individually or in the aggregate, have a Material Adverse Effect;
     (o) no approval, authorization, consent or order of or filing with any federal, state, local or foreign governmental or regulatory commission, board, body, authority or agency having jurisdiction over the Company or any of the Subsidiaries, is required to be obtained in connection with the issuance and sale of the Offered ADSs (or the Ordinary Shares represented thereby) or the consummation of the transactions contemplated hereby, other than (i) registration of the Offered ADSs under the Act, which has been effected, or (ii) any necessary qualification under the securities or blue sky laws of the various jurisdictions in which the Offered ADSs are being offered by the Underwriters;
     (p) except as described in the Registration Statement, each Pre-Pricing Prospectus and the Prospectus, (i) no person has the right, contractual or otherwise, to cause the Company to issue or sell to it any ADSs, Ordinary Shares or other equity interests of the Company, (ii) no person has any preemptive rights, resale rights, rights of first refusal or other rights to purchase any ADSs, Ordinary Shares or other equity interests in the Company, and (iii) no person has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the Offered ADSs; other than as disclosed in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing Prospectuses, if any, no person has the right, contractual or otherwise, to cause the Company to register under the Act any ADSs, Ordinary Shares or other equity interests in the Company, or to include any such shares or interests in the Registration Statement or the offering contemplated thereby;
     (q) each of the Company and the Significant Subsidiaries has all necessary licenses, authorizations, consents and approvals and has made all necessary filings required under any applicable law, regulation or rule, and has obtained all necessary licenses, authorizations, consents and approvals from other persons, in order to conduct their respective businesses; neither the Company nor any of the Significant Subsidiaries is in violation of, or in default under, or has received written notice of any proceedings relating to revocation or modification of, any such license, authorization, consent or approval or any federal, state, local or foreign law, regulation or rule or any decree, order or judgment applicable to the Company or any of the Significant Subsidiaries, except where such violation, default, revocation or modification would not, individually or in the aggregate, have a Material Adverse Effect;
     (r) other than as disclosed in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing Prospectuses, if any, there are no actions, suits, claims, investigations or proceedings pending or, to the Company’s knowledge, threatened to which the Company or any of the Significant Subsidiaries or, to the Company’s knowledge, any of their respective directors or officers is a party or of which any of their respective properties is subject at law or in equity, before or by any federal, state, local or foreign governmental or regulatory commission, board, body, authority or agency, except any such action, suit, claim, investigation or proceeding which, if resolved adversely to the Company or any Significant Subsidiary, would not, individually or in the aggregate, have a Material Adverse Effect;
     (s) Deloitte Touche Tohmatsu CPA Ltd., whose report on the consolidated financial statements of the Company and the Subsidiaries is included or incorporated by reference in the Registration Statement, the Pre-Pricing Prospectuses and the Prospectus, are independent registered public accountants as required by the Act and by the rules of the Public Company Accounting Oversight Board;
     (t) the financial statements included or incorporated by reference in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus or any Permitted Free Writing Prospectus, together with the related notes and schedules, present fairly, in all material respects, the consolidated financial position of the Company and the Subsidiaries as of the dates indicated therein and the consolidated results of operations, cash flows and changes in shareholders’ equity of the Company for the periods specified therein and have been prepared in compliance with the requirements of the Act and in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis during the periods involved; there are no financial statements (historical or pro forma) that are required to be included in any Incorporated Document that are not included as required; all disclosures contained or incorporated by reference in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing prospectuses, if any, Prospectus regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply in all material respects with Regulation G under the Exchange Act and Item 10(e) of Regulation S-K under the Act (assuming it was applicable);
     (u) subsequent to the respective dates as of which information is given in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing Prospectuses, if any, in each case excluding any amendments or supplements to the foregoing made after the execution of this Agreement, there has not been (i) any material adverse change, or any development involving a prospective material adverse change, in the business, properties, management, financial condition or results of operations of the Company and the Subsidiaries taken as a whole, (ii) any transaction which is material to the Company and the Subsidiaries taken as a whole, (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Company or any Subsidiary, which is material to the Company and the Subsidiaries taken as a whole, (iv) any material change in the share capital or outstanding indebtedness of the Company or any Subsidiaries, or (v) any dividend or distribution of any kind declared, paid or made on the share capital of the Company or any Significant Subsidiary;
     (v) the Company has obtained for the benefit of the Underwriters the agreement (a “Lock-Up Agreement”), in the form set forth as Exhibit A hereto, of each of its directors and “officers” (within the meaning of Rule 16a-1(f) under the Exchange Act);
     (w) the Company is not required, and upon the issuance and sale of the Offered ADSs as herein contemplated and the application of the net proceeds therefrom as described in the Registration Statement, each Pre-Pricing Prospectus and the Prospectus under “Use of Proceeds,” will not be required, to register as an “investment company” under the Investment Company Act of 1940, as amended;
     (x) the Company and each of the Significant Subsidiaries have good and marketable title to all property (real and personal) described in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing Prospectuses, if any, as being owned by any of them, free and clear of all liens, claims, security interests or other encumbrances; except for in each case, (i) as described in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus or any Permitted Free Writing Prospectus, or (ii) such lien, claims, security interests or other encumbrances that would not result in a Material Adverse Effect; all the property described in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing Prospectuses, if any, as being held under lease by the Company or a Significant Subsidiary is, except as described in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus or any Permitted Free Writing Prospectus, held thereby under valid, subsisting and enforceable leases;
     (y) no labor dispute with the employees of the Company or any of its Subsidiaries exists or, to the knowledge of the Company, is imminent that may have a Material Adverse Effect;
     (z) the Company and its Significant Subsidiaries own, possess or can acquire on reasonable terms, adequate trademarks, trade names and other rights to inventions, know-how, patents, copyrights, confidential information and other intellectual property (collectively, “Intellectual Property Rights”) necessary to conduct the business now operated by them, or presently employed by them, and have not received any notice of infringement of or conflict with asserted rights of others with respect to any Intellectual Property Rights that, if determined adversely to the Company or any of its Subsidiaries, would individually or in the aggregate have a Material Adverse Effect; to the best of the Company’s knowledge (A) there are no third parties who have or will be able to establish rights to any such Intellectual Property Rights, except for the ownership rights of the owners of the Intellectual Property Rights licensed to the Company; (B) there is no infringement by third parties of any Intellectual Property Rights owned by the Company; (C) there is no pending or threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any Intellectual Property Rights; (D) there is no pending or threatened action, suit, proceeding or claim by others challenging the validity or scope of any Intellectual Property Rights; (E) there is no pending or threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others; and (F) there is no patent or patent application that contains claims that interfere with the issued or pending claims of any of the Intellectual Property Rights, and, with respect to the above, the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim that would, individually or in the aggregate, have a Material Adverse Effect;
     (aa) each of the Company and its Significant Subsidiaries (A) is in compliance with any and all applicable laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (B) has received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business, and (C) is in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, individually or in the aggregate, have a Material Adverse Effect. There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, individually or in the aggregate, have a Material Adverse Effect;
     (bb) other than as disclosed in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing Prospectuses, if any, all tax returns required to be filed by the Company and each of the Significant Subsidiaries have been timely filed, and all taxes and other assessments of a similar nature (whether imposed directly or through withholding) including any interest, additions to tax or penalties applicable thereto due or claimed to be due from such entities have been timely paid, other than those being contested in good faith and for which adequate reserves have been provided; all local and national governmental tax waivers of the People’s Republic of China (the “PRC”) and other local and national PRC tax relief, concessions and preferential treatments are valid, binding and enforceable and do not violate any provision of any law or statute or any order, rule or regulation of any local or national governmental authority; no transaction, stamp, capital or other issuance, registration or transfer taxes or duties are, under the laws and regulations of each of the PRC and the Cayman Islands, payable in such jurisdictions by or on behalf of the Underwriters to any such jurisdictions taxing authority in connection with the issuance and sale of the Offered ADSs or the consummation of the transactions contemplated hereby;
     (cc) neither the Company nor any Significant Subsidiary has sent or received any communication regarding termination of, or intent not to renew, any of the contracts or agreements referred to or described in any Pre-Pricing Prospectus, the Prospectus or any Permitted Free Writing Prospectus, or referred to or described in, or filed as an exhibit to, the Registration Statement or any Incorporated Document, and no such termination or non-renewal has been threatened by the Company or any Significant Subsidiary or, to the Company’s knowledge, by any other party to any such contract or agreement;
     (dd) the ADRs are “actively-traded securities” excepted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule;
     (ee) the Company and each of the Significant Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;
     (ff) the Company has established and maintains and evaluates “disclosure controls and procedures” (as such term is defined in Rule 13a-15 and 15d-15 under the Exchange Act) and “internal control over financial reporting” (as such term is defined in Rule 13a-15 and 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company and the Significant Subsidiaries, is made known to the Company’s Chief Executive Officer and its Chief Financial Officer by others within those entities, and such disclosure controls and procedures are effective to perform the functions for which they were established; the Company’s independent auditors and the Audit Committee of the Board of Directors of the Company have been advised of: (i) all significant deficiencies, if any, in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data; and (ii) all fraud, if any, whether or not material, that involves management or other employees who have a role in the Company’s internal controls; all material weaknesses, if any, in internal controls have been identified to the Company’s independent auditors; since the date of the most recent evaluation of such disclosure controls and procedures and internal controls, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses; the principal executive officers (or their equivalents) and principal financial officers (or their equivalents) of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the Commission, and the statements contained in each such certification are complete and correct; the Company, the Significant Subsidiaries and the Company’s directors and officers are each in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act and the rules and regulations of the Commission and the NYSE promulgated thereunder;

     (gg) each “forward-looking statement” (within the meaning of Section 27A of the Act or Section 21E of the Exchange Act) contained or incorporated by reference in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus or any Permitted Free Writing Prospectuses has been made with a reasonable basis and in good faith;
     (hh) all statistical or market-related data included or incorporated by reference in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus or any Permitted Free Writing Prospectuses are based on or derived from sources that the Company believes to be reliable and accurate, and the Company has obtained the written consent to the use of such data from such sources to the extent required;
     (ii) neither the Company nor any of the Subsidiaries nor, to the Company’s knowledge, any employee or agent of the Company or any Subsidiary has made any payment of funds of the Company or any Subsidiary or received or retained any funds in violation of any law, rule or regulation (including, without limitation, the Foreign Corrupt Practices Act of 1977);
     (jj) neither the Company nor any of the Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of the Subsidiaries is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), Switzerland, the United Nations Security Council and the European Union (collectively, the “Sanctions Laws and Regulations”); and the Company will not directly or indirectly use the proceeds of the offering of the Offered ADSs contemplated hereby, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity for the purpose of financing the activities of any person currently subject to any sanctions administered by the Sanctions Law and Regulations;
     (kk) no Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary of the Company, except as described in the Registration Statement (excluding the exhibits thereto), each Pre-Pricing Prospectus and the Prospectus;
     (ll) the Company’s annual report on Form 20-F for the year ended December 31, 2008 (the “2008 20-F”) complies with all applicable requirements of the Exchange Act and the Commission;
     (mm) the issuance and sale of the Offered ADSs as contemplated hereby will not cause any holder of any share capital, securities convertible into or exchangeable or exercisable for share capital or options, warrants or other rights to purchase share capital or any other securities of the Company to have any right to acquire any preferred shares of the Company;
     (nn) the Company has not received any notice from the NYSE regarding the delisting of the ADSs from the NYSE;

     (oo) except pursuant to this Agreement, neither the Company nor any of the Subsidiaries has incurred any liability for any finder’s or broker’s fee or agent’s commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or by the Registration Statement;
     (pp) neither the Company nor any of the Subsidiaries nor any of their respective directors, officers, affiliates or controlling persons has taken, directly or indirectly, any action designed, or which has constituted or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered ADSs;
     (qq) to the Company’s knowledge, there are no affiliations or associations between (i) any member of FINRA and (ii) the Company or any of the Company’s officers, directors or 5% or greater security holders or any beneficial owner of the Company’s unregistered equity securities that were acquired at any time on or after the 180th day immediately preceding the date the Registration Statement was initially filed with the Commission;
     (rr) the Company is a “foreign private issuer” within the meaning of Rule 405 under the 1933 Act;
     (ss) no stop order of the Commission preventing or suspending the effectiveness of the registration statement on Form F-6 (No. 333-129376) relating to the Company’s ADSs (the “F-6 Registration Statement”) has been issued and no proceedings for such purpose have been instituted or, to the Company’s knowledge, are contemplated by the Commission; the F-6 Registration Statement complied as of the time it became effective, complies and will comply at the time of purchase and at any additional time of purchase, and each amendment or supplement thereto will comply, in all material respects, with the applicable requirements of the Act, and did not, as of such effective time, does not and will not, at the time of purchase and at any additional time of purchase, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; it is not necessary to amend the F-6 Registration Statement in connection with the transactions contemplated by this Agreement;
     (tt) neither the Company, nor any Subsidiary nor any of their respective properties, assets or revenues has any right of immunity under Cayman Islands, PRC, or New York law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Cayman Islands, PRC, New York or U.S. federal court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement or the Deposit Agreement and to the extent that the Company, or any Subsidiary or any of their respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, each of the Company and the Subsidiaries waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 13 hereof;
     (uu) any final judgment for a fixed sum of money rendered by a New York Court having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon this Agreement or the Deposit Agreement would be recognized and enforced by Cayman Islands courts without re-examining the merits of the case under the common law doctrine of obligation; provided that (i) adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard, (ii) such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the Cayman Islands, (iii) such judgments were not obtained by fraudulent means and do not conflict with any other valid judgment in the same matter between the same parties, (iv) an action between the same parties in the same matter is not pending in any Cayman Islands court at the time the lawsuit is instituted in the foreign court, and (v) the judgment is not in respect of penalties, taxes, fines or similar fiscal or revenue obligations; it is not necessary that this Agreement, the Deposit Agreement, the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus or any Permitted Free Writing Prospectus or any other document be filed or recorded with any court or other authority in the Cayman Islands or the PRC;
     (vv) other than as disclosed in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing Prospectuses, if any, there are no material relationships or transactions between the Company or any of its Subsidiaries on one hand and their respective 10% or greater shareholders, affiliates, directors or officers, or any affiliates or members of the immediate families of such persons, on the other hand;
     (ww) there are no contracts or documents that are required to be described in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus or any Permitted Free Writing Prospectus or to be filed as exhibits thereto that have not been so described and filed as required;
     (xx) the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus or any Permitted Free Writing Prospectus accurately and fully describe, in all material respects, (i) accounting policies that the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and that require management’s most difficult, subjective or complex judgments (“Critical Accounting Policies”); (ii) judgments and uncertainties affecting the application of Critical Accounting Policies; and (iii) the likelihood that materially different amounts would be reported under different conditions or using different assumptions and an explanation thereof;
     (yy) the Company’s management have reviewed and agreed with the selection, application and disclosure of the Critical Accounting Policies as described in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus or any Permitted Free Writing Prospectus, and have consulted with its legal advisers and independent accountants with regards to such disclosure;
     (zz) the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus or any Permitted Free Writing Prospectus fairly and accurately describes all material trends, demands, commitments and events known to the Company, and uncertainties, and the potential effects thereof, that the Company believes would materially affect its liquidity and are reasonably likely to occur; and neither the Company nor any Subsidiary is engaged in any transactions with, or has any obligations to, its unconsolidated entities (if any) that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Company or any Subsidiary, including, without limitation, structured finance entities and special purpose entities, or is otherwise engaged in, or has any obligations under, any off-balance sheet transactions or arrangements. As used herein, the phrase “reasonably likely” refers to a disclosure threshold lower than “more likely than not”;
     (aaa) other than as disclosed in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing Prospectuses, if any, no governmental approvals are currently required in the Cayman Islands in order for the Company to pay dividends or other distributions declared by the Company to holders of Ordinary Shares, including the Depositary, or for the conversion by the Depositary of any dividends paid in U.S. dollars or the repatriation thereof outside of the Cayman Islands;
     (bbb) other than as disclosed in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing Prospectuses, if any, under current laws and regulations of the Cayman Islands, all dividends and other distributions declared and payable on the Ordinary Shares underlying the Firm ADSs may be paid by the Company to the holder thereof, including the Depositary, in U.S. dollars and all such payments made to holders thereof or therein who are non-residents of the Cayman Islands will not be subject to income, withholding or other taxes under current laws and regulations of the Cayman Islands or any taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in the Cayman Islands or any taxing authority thereof or therein, without the necessity of obtaining any governmental authorization in the Cayman Islands or any taxing authority thereof or therein; and
     (ccc) the choice of the laws of the State of New York as the governing law of this Agreement and the Deposit Agreement is a valid choice of law under the laws of the Cayman Islands and the PRC and will be honored by courts in the Cayman Islands and the PRC; the Company has the power to submit, and pursuant to Section 13 hereof, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of the courts of the State of New York located in the City and County of New York or the United States District Court of the Southern District of New York (each, a “New York Court”), and the Company has the power to designate, appoint and authorize, and pursuant to Section 13 hereof, has legally, validly, effectively and irrevocably designated, appointed and authorized the Authorized Agent (as defined in Section 13 hereof) for service of process in any action arising out of or relating to this Agreement or the Deposit Agreement in any New York Court, and service of process effected on such Authorized Agent will be effective to confer valid personal jurisdiction over the Company as provided in Section 13 hereof.
          In addition, any certificate signed by any officer of the Company or any of the Subsidiaries and delivered to the Underwriters or counsel for the Underwriters in connection with the offering of the Offered ADSs shall be deemed to be a representation and warranty by the Company, as to matters covered thereby, to the Underwriters.

     4. Certain Covenants of the Company. The Company hereby agrees:
     (a) to furnish such information as may be required and otherwise to cooperate in qualifying the Offered ADSs for offering and sale under the securities or blue sky laws of such states or other jurisdictions as you may designate and to maintain such qualifications in effect so long as may be required for the distribution of the Offered ADSs; provided, however, that the Company shall not be required to qualify as a foreign corporation or to consent to the service of process under the laws of any such jurisdiction (except service of process with respect to the offering and sale of the Offered ADSs); and to promptly advise you of the receipt by the Company of any notification with respect to the suspension of the qualification of the Offered ADSs for offer or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;
     (b) to make available to the Underwriters in New York City, as soon as practicable after this Agreement becomes effective, and thereafter from time to time to furnish to the Underwriters, as many copies of the Prospectus (or of the Prospectus as amended or supplemented if the Company shall have made any amendments or supplements thereto after the effective date of the Registration Statement) as the Underwriters may reasonably request for the purposes contemplated by the Act; in case any Underwriter is required to deliver (whether physically or through compliance with Rule 172 under the Act or any similar rule), in connection with the sale of the Offered ADSs, a prospectus after the nine-month period referred to in Section 10(a)(3) of the Act, or after the time a post-effective amendment to the Registration Statement is required to be filed with the Commission pursuant to Item 512(a) of Regulation S-K under the Act, the Company will prepare, at its expense, promptly upon request such amendment or amendments to the Registration Statement and the Prospectus as may be necessary to permit compliance with the requirements of Section 10(a)(3) of the Act or Item 512(a) of Regulation S-K under the Act, as the case may be;
     (c) if, at the time this Agreement is executed and delivered, it is necessary or appropriate for a post-effective amendment to the Registration Statement, or a Registration Statement under Rule 462(b) under the Act, to be filed with the Commission and become effective before the Offered ADSs may be sold, the Company will use its commercially reasonable efforts to cause such post-effective amendment or such Registration Statement to be filed and become effective, and will pay any applicable fees in accordance with the Act, as soon as possible; and the Company will advise you promptly and, if requested by you, will confirm such advice in writing, (i) when such post-effective amendment or such Registration Statement has become effective, and (ii) if Rule 430A under the Act is used, when the Prospectus is filed with the Commission pursuant to Rule 424(b) under the Act (which the Company agrees to file in a timely manner in accordance with such Rules);
     (d) if, at any time during the period when a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any sale of Offered ADSs, the Registration Statement shall cease to comply with the requirements of the Act with respect to eligibility for the use of the form on which the Registration Statement was filed with the Commission or the Registration Statement shall cease to be an “automatic shelf registration statement” (as defined in Rule 405 under the Act) or the Company shall have received, from the Commission, a notice, pursuant to Rule

401(g)(2), of objection to the use of the form on which the Registration Statement was filed with the Commission, to (i) promptly notify you, (ii) promptly file with the Commission a new registration statement under the Act, relating to the Offered ADSs, or a post-effective amendment to the Registration Statement, which new registration statement or post-effective amendment shall comply with the requirements of the Act and shall be in a form satisfactory to you, (iii) use its commercially reasonable efforts to cause such new registration statement or post-effective amendment to become effective under the Act as soon as practicable, (iv) promptly notify you of such effectiveness, and (v) take all other action reasonably necessary or appropriate to permit the public offering and sale of the Offered ADSs to continue as contemplated in the Prospectus; all references herein to the Registration Statement shall be deemed to include each such new registration statement or post-effective amendment, if any;
     (e) if the third anniversary of the initial effective date of the Registration Statement (within the meaning of Rule 415(a)(5) under the Act) shall occur at any time during the period when a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any sale of Offered ADSs, to file with the Commission, prior to such third anniversary, a new registration statement under the Act relating to the Offered ADSs, which new registration statement shall comply with the requirements of the Act (including, without limitation, Rule 415(a)(6) under the Act) and shall be in a form reasonably satisfactory to you; such new registration statement shall constitute an “automatic shelf registration statement” (as defined in Rule 405 under the Act); provided, however, that if the Company is not then eligible to file an “automatic shelf registration statement” (as defined in Rule 405 under the Act), then such new registration statement need not constitute an “automatic shelf registration statement” (as defined in Rule 405 under the Act), but the Company shall use its commercially reasonable efforts to cause such new registration statement to become effective under the Act as soon as practicable, but in any event within 180 days after such third anniversary and to promptly notify you of such effectiveness; the Company shall take all other action reasonably necessary or appropriate to permit the public offering and sale of the Offered ADSs to continue as contemplated in the Prospectus; all references herein to the Registration Statement shall be deemed to include each such new registration statement, if any;
     (f) to advise you promptly, confirming such advice in writing, of any request by the Commission for amendments or supplements to the Registration Statement, any Pre-Pricing Prospectus, the Prospectus or any Permitted Free Writing Prospectus or for additional information with respect thereto, or of notice of institution of proceedings for, or the entry of, a stop order suspending the effectiveness of the Registration Statement and, if the Commission should enter a stop order suspending the effectiveness of the Registration Statement, to use its commercially reasonable efforts to obtain the lifting or removal of such order as soon as possible; to advise you promptly of any proposal to amend or supplement the Registration Statement, any Pre-Pricing Prospectus or the Prospectus, and to provide you and Underwriters’ counsel copies of any such documents for review and comment a reasonable amount of time prior to any proposed filing and to file no such amendment or supplement to which you shall object in writing;

     (g) subject to Section 4(f) hereof, to file promptly all reports and documents and any preliminary or definitive proxy or information statement required to be filed by the Company with the Commission in order to comply with the Exchange Act for so long as a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any sale of the Offered ADSs; and to provide you, for your review and comment, with a copy of such reports and statements and other documents to be filed by the Company pursuant to Section 13, 14 or 15(d) of the Exchange Act during such period a reasonable amount of time prior to any proposed filing;
     (h) to pay the fees applicable to the Registration Statement in connection with the offering of the Offered ADSs within the time required by Rule 456(b)(1)(i) under the Act (without reliance on the proviso to Rule 456(b)(1)(i) under the Act) and in compliance with Rule 456(b) and Rule 457(r) under the Act;
     (i) to advise the Underwriters promptly of the happening of any event within the period during which a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any sale of the Offered ADSs, which event could require the making of any change in the Prospectus then being used so that the Prospectus would not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and to advise the Underwriters promptly if, during such period, it shall become necessary to amend or supplement the Prospectus to cause the Prospectus to comply with the requirements of the Act, and, in each case, during such time, subject to Section 4(f) hereof, to prepare and furnish, at the Company’s expense, to the Underwriters promptly such amendments or supplements to such Prospectus as may be necessary to reflect any such change or to effect such compliance;
     (j) to make generally available to its security holders, and to deliver to you, an earnings statement of the Company (which will satisfy the provisions of Section 11(a) of the Act) covering a period of twelve months beginning after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act) as soon as is reasonably practicable after the termination of such twelve-month period but in any case not later than the date on which the Company shall be obligated to file its annual report on Form 20-F;
     (k) to furnish to you two copies of the Registration Statement, as initially filed with the Commission, and of all amendments thereto (including all exhibits thereto and documents incorporated by reference therein) and sufficient copies of the foregoing (other than exhibits) for distribution of a copy to each of the other Underwriters;
     (l) to furnish to you as early as practicable prior to the time of purchase and any additional time of purchase, as the case may be, but not later than two business days prior thereto, a copy of the latest available unaudited interim and monthly consolidated financial statements, if any, of the Company and the Subsidiaries which have been read by the Company’s independent registered public accountants, as stated in their letter to be furnished pursuant to Section 5(c) hereof;

     (m) to apply the net proceeds from the sale of the Offered ADSs in the manner set forth under the caption “Use of proceeds” in the Prospectus Supplement;
     (n) to pay all of the Company’s expenses incident to the performance of its obligations hereunder, including, but not limited to, such costs, expenses, fees and taxes in connection with (i) the preparation and filing of the Registration Statement, each Basic Prospectus, each Pre-Pricing Prospectus, the Prospectus Supplement, the Prospectus, each Permitted Free Writing Prospectus and any amendments or supplements thereto, and the printing and furnishing of copies of each thereof to the Underwriters and to dealers (including costs of mailing and shipment), (ii) the registration, issue, sale and delivery of the Offered ADSs, including fees associated with the deposit of Ordinary Shares for the issuance of the Offered ADSs and any other expenses, stock or transfer taxes and stamp or similar duties payable upon the sale, issuance or delivery of the Offered ADSs, (iii) the producing, word processing and/or printing of this Agreement and any Powers of Attorney, (iv) the qualification of the Offered ADSs for offering and sale under state laws and the determination of their eligibility for investment under state law as aforesaid and the printing and furnishing of copies of any blue sky surveys to the Underwriters and to dealers, (v) the listing of the Offered ADSs on any securities exchange or qualification of the Offered ADSs for quotation on the NYSE and any registration thereof under the Exchange Act, (vi) any filing for review of the public offering of the Offered ADSs by FINRA, and (vii) the reasonable fees and disbursements of the Company’s counsel and of the Company’s accountants; provided that the Underwriters will pay all of their own out-of-pocket costs and expenses and fees of their counsel incurred in connection with entering into this Agreement and the transactions contemplated by this Agreement, including, without limitation, travel, reproduction, printing and similar expenses;
     (o) to comply with Rule 433(d) under the Act (without reliance on Rule 164(b) under the Act) and with Rule 433(g) under the Act;
     (p) beginning on the date hereof and ending on, and including, the date that is 90 days after the date of the Prospectus Supplement (the “Lock-Up Period”), without the prior written consent of the Underwriters, not to (i) issue, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the Commission promulgated thereunder, with respect to, any ADSs, Ordinary Shares or any other securities of the Company that are substantially similar to ADSs or Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (ii) file or cause to become effective a registration statement under the Act relating to the offer and sale of any ADSs, Ordinary Shares or any other securities of the Company that are substantially similar to ADSs or Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ADSs, Ordinary Shares or any other securities of the Company that are substantially similar to ADSs or Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of ADSs, Ordinary Shares or such other securities, in cash or otherwise, or (iv) publicly announce an intention to effect any transaction specified in clause (i), (ii) or (iii), except, in each case, for (A) the registration of the offer and sale of the Offered ADSs as contemplated by this Agreement, (B) issuances of ADSs or Ordinary Shares upon the exercise of outstanding convertible notes, options or warrants disclosed as outstanding in the Registration Statement (excluding the exhibits thereto), each Pre-Pricing Prospectus and the Prospectus, (C) the issuance of employee share options not exercisable during the Lock-Up Period pursuant to any Share Plan described in the Registration Statement (excluding the exhibits thereto), each Pre-Pricing Prospectus and the Prospectus, and (D) the issuance of any securities to IFC, a member of the World Bank Group, in connection with a contemplated investment by IFC in the Company;
     (q) beginning on the date hereof and ending on the later of the time of purchase or any additional time of purchase, as the case may be, and the completion of the distribution of the Offered ADSs, the Company shall consult with you prior to issuing any press release or other communication directly or indirectly or holding any press conference with respect to the Company or any Subsidiary, the financial condition, results of operations, business, properties, assets, or liabilities of the Company or any Subsidiary, or the offering of the Offered ADSs, and the parties shall use all reasonable efforts, acting in good faith, to agree upon a text for such disclosures that is reasonably satisfactory to all parties;
     (r) not, at any time at or after the execution of this Agreement, to, directly or indirectly, offer or sell any Offered ADSs by means of any “prospectus” (within the meaning of the Act), or use any “prospectus” (within the meaning of the Act) in connection with the offer or sale of the Offered ADSs, in each case other than the Prospectus;
     (s) not to, and to cause the Subsidiaries not to, take, directly or indirectly, any action designed, or which will constitute, or has constituted, or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered ADSs;
     (t) to use its best efforts to cause the Offered ADSs to be listed on the NYSE and to maintain the listing of the ADSs, including the Offered ADSs, on the NYSE; and
     (u) to maintain a transfer agent and, if necessary under the jurisdiction of incorporation of the Company, a registrar for the ADSs.
     5. Conditions of the Underwriters’ Obligations. The several obligations of the Underwriters hereunder are subject to (i) the accuracy of the representations and warranties on the part of the Company on the date hereof, at the time of purchase and, if applicable, at the additional time of purchase, (ii) the performance by the Company of its obligations hereunder, and (iii) to the following additional conditions precedent:
     (a) The Company shall furnish to you at the time of purchase and, if applicable, at the additional time of purchase, an opinion and a disclosure letter of Simpson Thacher & Bartlett LLP, counsel for the Company, addressed to the

Underwriters, and dated the time of purchase or the additional time of purchase, as the case may be, with executed copies for each Underwriter, and in form and substance satisfactory to the Underwriters, in the form set forth in Exhibit B hereto.
     (b) The Company shall furnish to you at the time of purchase and, if applicable, at the additional time of purchase, an opinion of Maples and Calder, Cayman Islands counsel for the Company, addressed to the Underwriters, and dated the time of purchase or the additional time of purchase, as the case may be, with executed copies for each Underwriter, and in form and substance satisfactory to the Underwriters, in the form set forth in Exhibit C hereto.
     (c) You shall have received letters from Deloitte Touche Tohmatsu CPA Ltd. dated, respectively, the date of this Agreement, the date of the Prospectus Supplement, the time of purchase and, if applicable, the additional time of purchase, and addressed to the Underwriters (with executed copies for each Underwriter) in the forms satisfactory to the Underwriters, which letters shall cover, without limitation, the various financial disclosures contained in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing Prospectuses, if any.
     (d) You shall have received at the time of purchase and, if applicable, at the additional time of purchase, the favorable opinion and a disclosure letter of Shearman & Sterling LLP, counsel for the Underwriters, dated the time of purchase or the additional time of purchase, as the case may be, in form and substance reasonably satisfactory to the Underwriters.
     (e) You shall have received at the time of purchase and, if applicable, at the additional time of purchase, an opinion and a disclosure letter of Grandall Legal Group (Shanghai), PRC counsel for the Underwriters, dated the time of purchase or the additional time of purchase, as the case may be, and in form and substance reasonably satisfactory to the Underwriters, in the form set forth in Exhibit D hereto.
     (f) You shall have received at the time of purchase and, if applicable, at the additional time of purchase, the favorable opinion of Emmet Marvin and Martin LLP, counsel for the Depositary, dated the time of purchase or the additional time of purchase, as the case may be, in form and substance reasonably satisfactory to the Underwriters, in the form set forth in Exhibit E hereto.
     (g) No Prospectus or amendment or supplement to the Registration Statement or the Prospectus shall have been filed to which you shall have objected in writing.
     (h) The Registration Statement and any registration statement required to be filed, prior to the sale of the Offered ADSs, under the Act pursuant to Rule 462(b) shall have been filed and shall have become effective under the Act. The Prospectus Supplement shall have been filed with the Commission pursuant to Rule 424(b) under the Act at or before 5:30 P.M., New York City time, on the second full business day after the date of this Agreement (or such earlier time as may be required under the Act).

     (i) Prior to and at the time of purchase, and, if applicable, the additional time of purchase, (i) no stop order with respect to the effectiveness of the Registration Statement shall have been issued under the Act or proceedings initiated under Section 8(d) or 8(e) of the Act; (ii) the Registration Statement and all amendments thereto shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (iii) none of the Pre-Pricing Prospectuses or the Prospectus, and no amendment or supplement thereto, shall include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; (iv) no Disclosure Package, and no amendment or supplement thereto, shall include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; and (v) none of the Permitted Free Writing Prospectuses, if any, shall include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.
     (j) The Company will, at the time of purchase and, if applicable, at the additional time of purchase, deliver to you a certificate of its Chief Executive Officer and its Chief Financial Officer, dated the time of purchase or the additional time of purchase, as the case may be, in the form attached as Exhibit F hereto.
     (k) You shall have received each of the signed Lock-Up Agreements referred to in Section 3(v) hereof, and each such Lock-Up Agreement shall be in full force and effect at the time of purchase and the additional time of purchase, as the case may be.
     (l) The Company shall have furnished to you such other documents and certificates as to the accuracy and completeness of any statement in the Registration Statement, any Pre-Pricing Prospectus, the Prospectus or any Permitted Free Writing Prospectus as of the time of purchase and, if applicable, the additional time of purchase, as you may reasonably request.
     (m) The Offered ADSs shall have been approved for listing on the NYSE, subject only to notice of issuance at or prior to the time of purchase or the additional time of purchase, as the case may be.
     (n) FINRA shall not have raised any objection with respect to the fairness or reasonableness of the underwriting, or other arrangements of the transactions, contemplated hereby.
     6. Effective Date of Agreement; Termination. This Agreement shall become effective when the parties hereto have executed and delivered this Agreement.
          The obligations of the several Underwriters hereunder shall be subject to termination in the absolute discretion of the Underwriters, if (1) since the time of execution of this Agreement or the earlier respective dates as of which information is given in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing Prospectuses, if any, there has been any change or any development involving a prospective change in the business, properties, management, financial condition or results of operations of the Company and the Subsidiaries taken as a whole, the effect of which change or development is, in the sole judgment of the Underwriters, so material and adverse as to make it impractical or inadvisable to proceed with the public offering or the delivery of the Offered ADSs on the terms and in the manner contemplated in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing Prospectuses, if any, or (2) since the time of execution of this Agreement, there shall have occurred: (A) a suspension or material limitation in trading in securities generally on the NYSE, the American Stock Exchange or the NASDAQ or the London Stock Exchange; (B) a suspension or material limitation in trading in the Company’s securities on the NYSE; (C) a general moratorium on commercial banking activities declared by either federal or New York State authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States or the Cayman Islands; (D) an outbreak or escalation of hostilities or acts of terrorism involving the United States or a declaration by the United States or the PRC of a national emergency or war; or (E) any other calamity or crisis or any change in financial, political or economic conditions in the United States or the PRC or elsewhere, if the effect of any such event specified in clause (D) or (E), in the sole judgment of the Underwriters, makes it impractical or inadvisable to proceed with the public offering or the delivery of the Offered ADSs on the terms and in the manner contemplated in the Registration Statement, the Pre-Pricing Prospectuses, the Prospectus and the Permitted Free Writing Prospectuses, if any.
          If the Underwriters elect to terminate this Agreement as provided in this Section 6, the Company and each other Underwriter shall be notified promptly in writing.
          If the sale to the Underwriters of the Offered ADSs, as contemplated by this Agreement, is not carried out by the Underwriters for any reason permitted under this Agreement, or if such sale is not carried out because the Company shall be unable to comply with any of the terms of this Agreement, the Company shall not be under any obligation or liability under this Agreement (except to the extent provided in Sections 4(n) and 8 hereof), and the Underwriters shall be under no obligation or liability to the Company under this Agreement (except to the extent provided in Section 8 hereof) or to one another hereunder.
     7. Increase in Underwriters’ Commitments. Subject to Sections 5 and 6 hereof, if any Underwriter shall default in its obligation to take up and pay for the Firm ADSs to be purchased by it hereunder (otherwise than for a failure of a condition set forth in Section 5 hereof or a reason sufficient to justify the termination of this Agreement under the provisions of Section 6 hereof) and if the number of Firm ADSs which all Underwriters so defaulting shall have agreed but failed to take up and pay for does not exceed 10% of the total number of Firm ADSs, the non-defaulting Underwriters (including the Underwriters, if any, substituted in the manner set forth below) shall take up and pay for (in addition to the aggregate number of Firm ADSs they are obligated to purchase pursuant to Section 1 hereof) the number of Firm ADSs agreed to be purchased by all such defaulting Underwriters, as hereinafter provided. Such Firm ADSs shall be taken up and paid for by such non-defaulting Underwriters in such amount or amounts as you may designate with the consent of each Underwriter so designated or, in the event no such designation is made, such Firm ADSs shall be taken up and paid for by all non-defaulting Underwriters pro rata in proportion to the aggregate number of Firm ADSs set forth opposite the names of such non-defaulting Underwriters in Schedule A.
          Without relieving any defaulting Underwriter from its obligations hereunder, the Company agrees with the non-defaulting Underwriters that it will not sell any Firm ADSs hereunder unless all of the Firm ADSs are purchased by the Underwriters (or by substituted Underwriters selected by you with the approval of the Company or selected by the Company with your approval).
          If a new Underwriter or Underwriters are substituted by the Underwriters or by the Company for a defaulting Underwriter or Underwriters in accordance with the foregoing provision, the Company or you shall have the right to postpone the time of purchase for a period not exceeding five business days in order that any necessary changes in the Registration Statement and the Prospectus and other documents may be effected.
          The term “Underwriter” as used in this Agreement shall refer to and include any Underwriter substituted under this Section 7 with like effect as if such substituted Underwriter had originally been named in Schedule A hereto.
          If the aggregate number of the Firm ADSs which the defaulting Underwriter or Underwriters agreed to purchase exceeds 10% of the total number of the Firm ADSs which all Underwriters agreed to purchase hereunder, and if neither the non-defaulting Underwriters nor the Company shall make arrangements within the five business day period stated above for the purchase of all the Firm ADSs which the defaulting Underwriter or Underwriters agreed to purchase hereunder, this Agreement shall terminate without further act or deed and without any liability on the part of the Company to any Underwriter and without any liability on the part of any non-defaulting Underwriter to the Company. Nothing in this paragraph, and no action taken hereunder, shall relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.
     8. Indemnity and Contribution.
     (a) The Company agrees to indemnify, defend and hold harmless each Underwriter, its partners, directors, officers, any person who controls any Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and any “affiliate” (within the meaning of Rule 405 under the Act) of such Underwriter, and the successors and assigns of all of the foregoing persons, from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, any such Underwriter or any such person may incur under the Act, the Exchange Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or in the Registration Statement as amended by any post-effective amendment thereof by the Company) or arises out of or is based upon any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as any such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in, and in conformity with information concerning such Underwriter furnished in writing by or on behalf of such Underwriter through you to the Company expressly for use in, the Registration Statement (or in any post-effective amendment to the Registration Statement) or arises out of or is based upon any omission or alleged omission to state a material fact in the Registration Statement in connection with such information, which material fact was not contained in such information and which material fact was required to be stated in such Registration Statement or was necessary to make such information not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact included in any Prospectus (the term Prospectus for the purpose of this Section 8 being deemed to include any Basic Prospectus, any Pre-Pricing Prospectus, the Prospectus Supplement, the Prospectus and any amendments or supplements to the foregoing), in any Covered Free Writing Prospectus, in any “issuer information” (as defined in Rule 433 under the Act) of the Company or in any Prospectus together with any combination of one or more of the Covered Free Writing Prospectuses, if any, or arises out of or is based upon any omission or alleged omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except, with respect to such Prospectus or any Covered Free Writing Prospectus, insofar as any such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in, and in conformity with information concerning such Underwriter furnished in writing by or on behalf of such Underwriter through you to the Company expressly for use in, such Prospectus or Covered Free Writing Prospectus or arises out of or is based upon any omission or alleged omission to state a material fact in such Prospectus or Covered Free Writing Prospectus in connection with such information, which material fact was not contained in such information and which material fact was necessary in order to make the statements in such information, in the light of the circumstances under which they were made, not misleading.
     (b) Each Underwriter severally agrees to indemnify, defend and hold harmless the Company, its directors and officers, and any person who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and the successors and assigns of all of the foregoing persons, from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, the Company or any such person may incur under the Act, the Exchange Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in, and in conformity with information concerning such Underwriter furnished in writing by or on behalf of such Underwriter through you to the Company expressly for use in, the Registration Statement (or in the Registration Statement as amended by any post-effective amendment thereof by the Company), or arises out of or is based upon any omission or alleged omission to state a material fact in such Registration Statement in connection with such information, which material fact was not contained in such information and which material fact was required to be stated in such Registration Statement or was necessary to make such information not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in, and in conformity with information concerning such Underwriter furnished in writing by or on behalf of such Underwriter through you to the Company expressly for use in, a Prospectus or a Covered Free Writing Prospectus, or arises out of or is based upon any omission or alleged omission to state a material fact in such Prospectus or Covered Free Writing Prospectus in connection with such information, which material fact was not contained in such information and which material fact was necessary in order to make the statements in such information, in the light of the circumstances under which they were made, not misleading.
     (c) If any action, suit or proceeding (each, a “Proceeding”) is brought against a person (an “indemnified party”) in respect of which indemnity may be sought against the Company or an Underwriter (as applicable, the “indemnifying party”) pursuant to subsection (a) or (b), respectively, of this Section 8, such indemnified party shall promptly notify such indemnifying party in writing of the institution of such Proceeding and such indemnifying party shall assume the defense of such Proceeding, including the employment of counsel reasonably satisfactory to such indemnified party and payment of all fees and expenses; provided, however, that the omission to so notify such indemnifying party shall not relieve such indemnifying party from any liability which such indemnifying party may have to any indemnified party or otherwise. The indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless the employment of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such Proceeding or the indemnifying party shall not have, within a reasonable period of time in light of the circumstances, employed counsel to defend such Proceeding or such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from, additional to or in conflict with those available to such indemnifying party (in which case such indemnifying party shall not have the right to direct the defense of such Proceeding on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by such indemnifying party and paid as incurred (it being understood, however, that such indemnifying party shall not be liable for the expenses of more than one separate counsel (in addition to any local counsel) in any one Proceeding or series of related Proceedings in the same jurisdiction representing the indemnified parties who are parties to such Proceeding). The indemnifying party shall not be liable for any settlement of any Proceeding effected without its written consent but, if settled with its written consent, such indemnifying party agrees to indemnify and hold harmless the indemnified party or parties from and against any loss or liability by reason of such settlement. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second sentence of this Section 8(c), then the indemnifying party agrees that it shall be liable for any settlement of any Proceeding effected without its written consent if (i) such settlement is entered into more than 60 business days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall not have fully reimbursed the indemnified party in accordance with such request prior to the date of such settlement, and (iii) such indemnified party shall have given the indemnifying party at least 30 days’ prior notice of its intention to settle. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened Proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such Proceeding and does not include an admission of fault or culpability or a failure to act by or on behalf of such indemnified party.
     (d) If the indemnification provided for in this Section 8 is unavailable to an indemnified party under subsections (a) and (b) of this Section 8 or insufficient to hold an indemnified party harmless in respect of any losses, damages, expenses, liabilities or claims referred to therein, then each applicable indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, damages, expenses, liabilities or claims (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Offered ADSs, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such losses, damages, expenses, liabilities or claims, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same respective proportions as the total proceeds from the offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company, and the total underwriting discounts and commissions received by the Underwriters, bear to the aggregate public offering price of the Offered ADSs. The relative fault of the Company on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the untrue statement or alleged untrue statement of a material fact or omission or alleged omission relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, damages, expenses, liabilities and claims referred to in this subsection shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating, preparing to defend or defending any Proceeding.
     (e) The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in subsection (d) of this Section 8. Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Offered ADSs underwritten by such Underwriter and distributed to the public were offered to the public exceeds the amount of any damage which such Underwriter has otherwise been required to pay by reason of such untrue statement or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute pursuant to this Section 8 are several in proportion to their respective underwriting commitments and not joint.
     (f) The indemnity and contribution agreements contained in this Section 8 and the covenants, warranties and representations of the Company contained in this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of any Underwriter, its partners, directors, officers or members or any person (including each partner, officer, director or member of such person) who controls any Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, or by or on behalf of the Company, its directors or officers or any person who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and shall survive any termination of this Agreement or the issuance and delivery of the Offered ADSs. The Company and each Underwriter agree promptly to notify each other of the commencement of any Proceeding against it and, in the case of the Company, against any of the Company’s officers or directors in connection with the issuance and sale of the Offered ADSs, or in connection with the Registration Statement, any Basic Prospectus, any Pre-Pricing Prospectus, the Prospectus or any Permitted Free Writing Prospectus.
     9. Information Furnished by the Underwriters. The only information furnished by or on behalf of the Underwriters as such information is referred to in Sections 3 and 9 hereof constitutes (i) information on the respective names and addresses of the Underwriters contained in the Prospectus, and (ii) the caption “Underwriting—Price Stabilization, Short Positions” in the Prospectus.
     10. Notices. Except as otherwise herein provided, all statements, requests, notices and agreements shall be in writing and delivered by hand, overnight courier, mail or facsimile and, if to the Underwriters, shall be sufficient in all respects if delivered or sent to UBS Securities LLC, 299 Park Avenue, New York, NY 10171-0026, Attention: Syndicate Department, Fax No. (212) 821-6186, with a copy for information purposes to UBS Securities LLC, 677 Washington Blvd., Stamford, CT, 06901, Attention: Legal and Compliance Department, Fax No. (203) 719-0680, with copies to Goldman Sachs (Asia) L.L.C. at 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong, Attention: Syndicate Department, and Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, Attention: Syndicate Desk, Equity Capital Markets, Fax No. (212) 797-8974 and, if to the Company, it shall be sufficient in all respects if delivered or sent to the Company at the offices of the Company at Suntech Power Holdings Co., Ltd., R&D Mansion, 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China or by facsimile at +86-510-8534-4448; Attention: Dr. Zhengrong Shi or Ms. Amy Yi Zhang, with a copy to Suntech America, Inc., 71 Stevenson Street, 10th Floor, San Francisco, CA 94105 or by facsimile at +1-650-878-0365; attention: Mr. Kim Liou. Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose.
     11. Governing Law; Construction. This Agreement and any claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement (“Claim”), directly or indirectly, shall be governed by, and construed in accordance with, the laws of the State of New York.
     12. Headings. The section headings in this Agreement have been inserted as a matter of convenience of reference and are not a part of this Agreement.
     13. Submission to Jurisdiction. Except as set forth below, no Claim may be commenced, prosecuted or continued in any court other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have jurisdiction over the adjudication of such matters, and the Company consents to the jurisdiction of such courts and personal service with respect thereto. The Company hereby consents to personal jurisdiction, service and venue in any court in which any Claim arising out of or in any way relating to this Agreement is brought by any third party against any Underwriter or any indemnified party. Each of the Underwriters and the Company (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement. The Company agrees that a final judgment in any such action, proceeding or counterclaim brought in any such court shall be conclusive and binding upon the Company and may be enforced in any other courts to the jurisdiction of which the Company is or may be subject, by suit upon such judgment.
     (a) The Company irrevocably appoints Suntech America, Inc., located at 188 The Embarcadero, 8th Floor, San Francisco, California 94105, as its authorized agent (the “Authorized Agent” in the United States) upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided in Section 10 hereof, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.
     14. Parties at Interest. The Agreement herein set forth has been and is made solely for the benefit of the Underwriters and the Company and to the extent provided in Section 8 hereof the controlling persons, directors and officers, referred to in such Section, and their respective successors, assigns, heirs, personal representatives and executors and administrators. No other person, partnership, association or corporation (including a purchaser, as such purchaser, from any of the Underwriters) shall acquire or have any right under or by virtue of this Agreement.
     15. No Fiduciary Relationship. The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Company’s securities. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of the purchase and sale of the Company’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company. The Company and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Company, and no Underwriter has assumed, and none of them will assume, any advisory responsibility in favor of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters). The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.
     16. Counterparts. This Agreement may be signed by the parties in one or more counterparts which together shall constitute one and the same agreement among the parties.
     17. Successors and Assigns. This Agreement shall be binding upon the Underwriters and the Company and their successors and assigns and any successor or assign of any substantial portion of the Company’s and any of the Underwriters’ respective businesses and/or assets.
     18. Miscellaneous. UBS, an indirect, wholly owned subsidiary of UBS AG, is not a bank and is separate from any affiliated bank, including any U.S. branch or agency of UBS AG. Because UBS is a separately incorporated entity, it is solely responsible for its own contractual obligations and commitments, including obligations with respect to sales and purchases of securities. Securities sold, offered or recommended by UBS are not deposits, are not insured by the Federal Deposit Insurance Corporation, are not guaranteed by a branch or agency, and are not otherwise an obligation or responsibility of a branch or agency.
     [The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

          If the foregoing correctly sets forth the understanding between the Company and the several Underwriters, please so indicate in the space provided below for that purpose, whereupon this Agreement and your acceptance shall constitute a binding agreement between the Company and the Underwriters, severally. Alternatively, the execution of this Agreement by the Company and its acceptance by or on behalf of the Underwriters may be evidenced by an exchange of signature pages by telegraphic or other written communications.

Very truly yours, SUNTECH POWER HOLDINGS CO., LTD.
By:
	Name:	Dr. Zhengrong Shi
	Title:	Chairman and Chief Executive Officer

Accepted and agreed to as of the date first above written:

By:	UBS Securities LLC

By:
Name:
Title:

By:
Name:
Title:

By:	Goldman Sachs (Asia) L.L.C.

By:
Name:
Title:

By:	Deutsche Bank Securities Inc.

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE A

Number of
Underwriter	Firm ADSs
UBS Securities LLC	10,000,000
Goldman Sachs (Asia) L.L.C.	5,000,000
Deutsche Bank Securities Inc.	5,000,000

Total	20,000,000

SCHEDULE B
Pricing Information: Price per Offered ADS to the public — US$12.50 per Offered ADS

SCHEDULE C-1
LIST OF SUBSIDIARIES

		EQUITY
		INTEREST
	JURISDICTION	OWNED BY
	OF	THE
SUBSIDIARY	INCORPORATION	COMPANY
Power Solar System Pty. Ltd.	Australia	100.0%
Suntech Australia Pty. Ltd.	Australia	100.0%
Suntech Power Australia Pty. Ltd.	Australia	100.0%
Bright Path Holdings Limited	BVI	100.0%
Power Solar System Co., Ltd.	BVI	100.0%
Suntech Power (Hong Kong) Co., Ltd.	BVI	100.0%
Suntech Power (Cyprus) Co., Ltd.	Cyprus	100.0%
KSL Kuttler Automation Systems GmbH	Germany	100.0%
Suntech Power GmbH & Co. KG	Germany	100.0%
Suntech Power Holding GmbH	Germany	100.0%
Hong Kong Kuttler Automation Systems (Suzhou) Co., Ltd	Hong Kong	99.0%
Suntech Power Hong Kong Limited	Hong Kong	100.0%
Suntech Power Italy Co., Srl	Italy	100.0%
MSK Corporation	Japan	100.0%
Suntech Power (Korea) Co. Ltd.	Korea	100.0%
Jiangsu Suntech Energy Technology Co., Ltd.	PRC	90.0%
Kuttler Automation Systems (Suzhou) Co., Ltd.	PRC	100.0%
Luoyang Suntech Power Co., Ltd.	PRC	88.2%
Qinghai Suntech Nima Power Co., Ltd.	PRC	51.0%
Shenzhen Suntech Power Co., Ltd.	PRC	80.0%
Sunergy Power Co., Ltd.	PRC	100.0%
Suntech Energy Engineering Co., Ltd.	PRC	100.0%
Suntech Power Co., Ltd.	PRC	100.0%
Wuxi Suntech Power Co., Ltd.	PRC	100.0%
Xinjiang Suntech Energy Engineering Co., Ltd.	PRC	100.0%
Yangzhou Suntech Power Co. Ltd	PRC	100.0%
Suntech Power Investment Pte. Ltd.	Singapore	100.0%
Suntech Europe Ltd.	Switzerland	100.0%
Suntech Power International Ltd.	Switzerland	100.0%
Suntech America, Inc,	U.S.	100.0%
Suntech Energy Solutions, Inc.	U.S.	100.0%
Suntech Power Development Co., Inc.	U.S.	100.0%

SCHEDULE C-2

		EQUITY
		INTEREST
	JURISDICTION	OWNED BY
	OF	THE
SUBSIDIARY	INCORPORATION	COMPANY
Suntech Power Australia Pty Ltd.	Australia	100.0%
KSL Kuttler Automation Systems GmbH	Germany	100.0%
MSK Corporation	Japan	100.0%
Suntech Power (Korea) Co., Ltd.	Korea	100.0%
Kuttler Automation Systems (Suzhou) Co., Ltd.	PRC	100.0%
Luoyang Suntech Power Co., Ltd.	PRC	88.2%
Sunergy Power Co., Ltd.	PRC	100.0%
Suntech Energy Engineering Co., Ltd.	PRC	100.0%
Wuxi Suntech Power Co., Ltd	PRC	100.0%
Yangzhou Suntech Power Co., Ltd.	PRC	100.0%
Suntech Power Investment Pte. Ltd.	Singapore	100.0%
Suntech Power International Ltd.	Switzerland	100.0%
Suntech America, Inc.	U.S.	100.0%
Suntech Energy Solutions, Inc.	U.S.	100.0%

EXHIBIT A
LOCK-UP AGREEMENT
[Attached Separately]

EXHIBIT A-1
LIST OF PARTIES TO EXECUTE LOCK-UP AGREEMENTS
[Attached Separately]

EXHIBIT B
OPINION OF SIMPSON THACHER & BARTLETT LLP
[Attached Separately]

EXHIBIT C
OPINION OF MAPLES AND CALDER
[Attached Separately]

EXHIBIT D
OPINION OF GRANDALL LEGAL GROUP (SHANGHAI)
[Attached Separately]

EXHIBIT E
OPINION OF EMMET MARVIN AND MARTIN LLP
[Attached Separately]

EXHIBIT F
EXECUTIVE OFFICERS’ CERTIFICATE
[Attached Separately]

49